UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

KOSS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	0-3295	39-1168275
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

4129 North Port Washington Avenue, Milwaukee, Wisconsin	53212
(Address of principal executive offices)	(Zip Code)

David D. Smith
Chief Financial Officer and Principal Accounting Officer
414-964-5000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Koss Corporation (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, and Form SD (the “Rule”) for the reporting period January 1, 2018 to December 31, 2018. The Rule relates to the disclosure of information relating to “conflict minerals,” which are defined in the Rule as gold, columbite-tantalite (coltan), cassiterite and wolframite, and their derivatives of tantalum, tin and tungsten.

The Rule applies to those public companies which manufacture or contract to manufacture products in which any of the conflict minerals are necessary to the product’s functionality or production.

As required by the Rule, the Company undertook an analysis of the products it manufactures or contracts to manufacture to determine if any of the conflict minerals was necessary to the products’ functionality or production. The Company concluded that certain products it contracts to manufacture contain one or more of the conflict minerals. Accordingly, as required by the Rule, the Company conducted a reasonable country of origin inquiry regarding those conflict minerals which was designed to determine whether any of those conflict minerals originated in the Democratic Republic of the Congo or an adjoining country as defined in the Rule (a “Covered Country”) or are from recycled or scrap sources, as defined in the Rule. To this end, the Company identified each supplier of the material containing a conflict mineral, and reached out to each of those suppliers, explaining the requirements of the Rule and its applicability to the Company and seeking the certification of the supplier that the conflict minerals in those materials did not originate in a Covered Country. In support of that certification, the Company requested and was provided with each supplier’s basis for providing the certification.

Based on its reasonable country of origin inquiry, the Company concluded that: (i) some conflict minerals originated in a Covered Country but the smelters used in the Covered Country were certified as conflict free, and (ii) one supplier has provided a very small amount of material which was determined to be necessary to the functionality of one product; the sourcing of any 3TG within these materials is indeterminable as the materials were purchased on the spot market for obsolete products making further diligence impractical if not impossible, and such materials comprise significantly less than 1% of the material cost for such product.

This information is publicly available on the Company’s website at www.koss.com/support/supply-chain under "Conflict Minerals Disclosure and Report".

Item 1.02     Exhibit

None

Section 2 - Exhibits

Item 2.01     Exhibits

None

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KOSS CORPORATION

By:	/s/ David D. Smith	May 9, 2019
David D. Smith
Chief Financial Officer
Principal Accounting Officer